SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

CORNERSTONE REALTY FUND, LLC
(Name of Subject Company)

MPF FLAGSHIP FUND 14, LLC; MPF INCOME FUND 26, LLC; MPF FLAGSHIP FUND 12, LLC; MPF BADGER ACQUISITION CO., LLC; MPF OPPORTUNITY FUND, LP; MPF INCOME FUND 24, LLC; MP VALUE FUND 5, LLC; MP VALUE FUND 7, LLC; MPF FLAGSHIP FUND 9, LLC;  ; AND MACKENZIE PATTERSON FULLER, LP
(Bidders)
UNITS OF MEMBERSHIP INTEREST
(Title of Class of Securities)

unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$1,233,375	$143.19

*	For purposes of calculating the filing fee only. Assumes the purchase of 9,867 Units at a purchase price equal to $125 per Unit in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $143.19
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: August 18, 2011

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF Flagship Fund 14, LLC; MPF Income Fund 26, LLC; MPF Flagship Fund 12, LLC; MPF Badger Acquisition Co., LLC; MPF Opportunity Fund, LP; MPF Income Fund 24, LLC; MP Value Fund 5, LLC; MP Value Fund 7, LLC; MPF Flagship Fund 9, LLC  (collectively the “Purchasers”) to purchase up to 9,867 Units of membership interest (the “Units”) in Cornerstone Realty Fund, LLC (the “Partnership”), the subject company, at a purchase price equal to $125 per Unit, less the amount of any distributions declared or made with respect to the Units between August 18, 2011 (the “Offer Date”) and October 10, 2011 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2011 (the “Offer to Purchase”) and the related Assignment Form.

This Offer resulted in the tender by unitholders, and acceptance for payment by the Purchasers, of a total of 213.5086 Units.  Upon completion of the Offer, the Purchasers held an aggregate of approximately 213.5086 Units, or approximately 0.22% of the total outstanding Units.  Of the total Units purchased in this Tender Offer, 103.5086 Units were allocated to MPF Flagship Fund 14, LLC, and 110 Units were allocated to MPF Income Fund 26, LLC.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           October 14, 2011

MPF Flagship Fund 14, LLC; MPF Income Fund 26, LLC; MPF Flagship Fund 12, LLC; MPF Badger Acquisition Co., LLC; MPF Opportunity Fund, LP; MPF Income Fund 24, LLC; MP Value Fund 5, LLC; MP Value Fund 7, LLC; MPF Flagship Fund 9, LLC;
By: MacKenzie Patterson Fuller, LP, Manager/General Partner

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President